UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement by Embraer S.A. of Consideration of

Offers to Purchase for Cash Certain Outstanding Securities Listed Below

São Paulo, October 6, 2025 – Embraer S.A. (“Embraer”) (NYSE: ERJ) announces the consideration payable in connection with the previously announced cash tender offers (each offer, an “Offer” and, collectively, the “Offers”) by Morgan Stanley & Co. LLC (the “Offeror”) of outstanding (i) 6.950% senior unsecured guaranteed notes due 2028 (the “2028 Notes”) and (ii) 7.000% senior unsecured guaranteed notes due 2030 (the “2030 Notes” and, together with the 2028 Notes, the “Notes”), in each case, issued by Embraer Netherlands Finance B.V. (“Embraer Finance”) and guaranteed by Embraer.

The Offers are being made pursuant to the terms and subject to the conditions set forth in the offer to purchase dated September 22, 2025, as amended by the press releases dated September 23, 2025 and October 6, 2025 (the “Offer to Purchase”).

The following table sets forth certain information relating to the Offers, including the consideration payable for the Notes validly tendered and accepted for purchase and the reference yield for the Notes as calculated at 10:00 a.m., New York City time, today.

Title of Security	CUSIP / ISIN	Principal Amount Outstanding Prior to the Offers	Principal Amount Accepted for Purchase on the Early Settlement Date	Principal Amount Outstanding Following the Early Settlement Date	Acceptance Priority Level	Reference U.S. Treasury Security	Bloomberg Reference Page(1)	Fixed Spread(2)	Early Tender Payment(3)	Total Consideration(4)
6.950% Senior Unsecured Guaranteed Notes due 2028	Regulation S: N29505 AA7 / USN29505AA70 Rule 144A: 29082H AC6 / US29082HAC60	US$329,254,000	US$134,404,000	US$194,850,000	1	4.250% due January 15, 2028	FIT5	50 bps	US$50.00	US$1,061.18
7.000% Senior Unsecured Guaranteed Notes due 2030	Regulation S: N29505 AB5 / USN29505AB53 Rule 144A: 29082H AD4 / US29082HAD44	US$750,000,000	US$465,741,000	US$284,259,000	2	3.625% due August 31, 2030	FIT1	75 bps	US$50.00	US$1,102.46

(1)	The applicable page on Bloomberg from which the Dealer Manager quoted the bid side price of the Reference U.S. Treasury Security.
(2)	Inclusive of Early Tender Payment.
(3)	Per US$1,000 principal amount.
(4)

The Total Consideration for the Notes validly tendered on or prior to the Expiration Date and accepted for purchase is inclusive of an early tender payment of US$50.00 per US$1,000 principal amount of Notes accepted for purchase (the “Early Tender Payment”) and calculated based on a yield (i) in the case of the 2028 Notes, to the maturity date, or (ii) in the case of the 2030 Notes, to the maturity date or the par call date, as applicable, in accordance with standard market practice, equal to the sum of the applicable Fixed Spread for the applicable series of Notes, plus the applicable yield-to-maturity, calculated based on the bid-side price of the Reference U.S. Treasury Security applicable for that series as of 10:00 a.m., New York City time, today. All holders of Notes accepted for purchase will also receive Accrued Interest on the Notes from, and including, the applicable last interest payment date up to, but not including, the applicable Settlement Date payable on such date.

Information on the Offers

As previously announced, subject to the satisfaction and/or waiver of the Conditions (as defined in the Offer to Purchase), the Offeror has accepted for purchase all Notes validly tendered (and not validly withdrawn) in the Offers on or prior to the Early Tender Date.

Also, as previously announced, the Offeror has amended the Offers by offering the Total Consideration, including the Early Tender Payment, in respect of all Notes that are validly tendered by the Expiration Date (as defined below), regardless of whether such Notes were tendered before or after the Early Tender Date. Accordingly, holders of the Notes who validly tender on or prior to the Expiration Date are eligible to receive the applicable total consideration, as set forth in the table above (the “Total Consideration”), which includes the Early Tender Payment of US$50.00 per US$1,000 principal amount of Notes accepted for purchase. In addition, all holders whose Notes have been accepted for purchase pursuant to the Offers will also receive accrued and unpaid interest (“Accrued Interest”) on their accepted Notes from and including, the last applicable interest payment date to, but not including, the applicable Settlement Date.

The Total Consideration payable per US$1,000 principal amount of Notes validly tendered and accepted for purchase pursuant to the Offers, was determined in the manner described in the Offer to Purchase by reference to the applicable Fixed Spread for such Notes specified in the tables above plus the applicable yield based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the tables above at 10:00 a.m., New York City time, today.

Holders of the Notes that have validly tendered and not validly withdrawn their Notes on or prior to the Early Tender Date shall receive the Total Consideration and Accrued Interest on the Early Settlement Date, which is expected to occur on October 7, 2025.

On September 22, 2025, Embraer Finance successfully priced an offering of US$1,000,000,000 aggregate principal amount of 5.400% senior unsecured notes due 2038 (the “New Notes”) and it is intended that the Notes to be purchased by the Offeror on the Early Settlement Date will be exchanged by the Offeror with Embraer Finance for a portion of the New Notes to be issued on or about October 9, 2025, by means of an exchange settlement agreement.

The Offers are scheduled to expire at 5:00 p.m., New York City time, on October 21, 2025, unless extended by the Offeror in its sole discretion (such time and date, as it may be extended, the “Expiration Date”).

Upon the terms and subject to the conditions set forth in the Offer to Purchase, the Offeror will accept for purchase an aggregate principal amount of Notes that will not result in an Aggregate Purchase Price exceeding US$1,000,000,000 (subject to increase or decrease by the Offeror in its sole discretion, the “Maximum Tender Amount”).

If the Offers are oversubscribed at the Expiration Date, the amount of a series of Notes that are accepted for purchase in the Offers on the Final Settlement Date will be based on the order of priority (the “Acceptance Priority Level”) for such series of Notes set forth in the table above, subject to the proration arrangements applicable to the Offers and as otherwise described in the Offer to Purchase. Notes validly tendered (and not validly withdrawn) on or prior to the Early Tender Date and accepted for purchase on the Early Settlement Date have priority over Notes tendered after the Early Tender Date.

Capitalized terms used in this press release but not otherwise defined shall have the meanings given to them in the Offer to Purchase.

For More Information

The terms and conditions of the Offers are described in the Offer to Purchase. Copies of the Offer to Purchase are available at www.dfking.com/embraer and by request to D.F. King & Co., Inc., the tender agent and information agent for the Offers (the “Tender and Information Agent”). Requests for copies of the Offer to Purchase should be directed to the Tender and Information Agent at +1 (800) 488-8095 (toll free) and +1 (646) 665-7701 (collect) or by e-mail to embraer@dfking.com.

The Offeror reserves the right, in its sole discretion, not to accept any additional tenders of Notes for any reason. The Offeror is making the Offers only in those jurisdictions where it is legal to do so.

Morgan Stanley & Co. LLC is acting as dealer manager (the “Dealer Manager”) in connection with the Offers. The Dealer Manager can be contacted at its telephone numbers set forth on the back cover page of the Offer to Purchase with questions regarding the Offers.

Disclaimer

None of the Offeror, Embraer, the Dealer Manager, the Tender and Information Agent, the trustee for the Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Offers or expressing any opinion as to whether the terms of the Offers are fair to any holder. Holders of the Notes must make their own decision as to whether to tender any of their Notes and, if so, the principal amount of Notes to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Offers.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Offers are being made solely by means of the Offer to Purchase. The Offers are not being made to holders of the Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of Embraer by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Offers. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

Embraer S.A.

Antonio Carlos Garcia

Head of Investor Relations

+55 (11) 3040-6874

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations